SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549
                            FORM 12b-25
                                        Commission File Number 811-09064
                      NOTIFICATION OF LATE FILING
(Check One): / / Form 10-K / / Form 11-K / / Form 20-F / / Form 10-Q /X/ Form N-SAR
     For Period Ended:  October 31, 1998
                        ------------------------------------------------
/ / Transition Report on Form 10-K   / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F   / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K
     For the Transition Period Ended:___________________________________
     Read attached instruction sheet before preparing form.  Please print or type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:__________
________________________________________________________________________

                                PART I
                          REGISTRANT INFORMATION
Full name of registrant:  Cadre Institutional Investors Trust
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Former name if applicable:  AMBAC Treasurers Trust
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Address of principal executive office (Street and number):
905 Marconi Avenue
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City, state and zip code:  Ronkonkoma, New York 11779
                           ---------------------------------------------

                                PART II
                         RULE 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
/ / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/ / (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and / / (c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III
                               NARRATIVE
     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Trustees of Cadre Institutional Investors Trust (the "Trust") recently approved significant changes in the Trust's organizational structure, including the formation of new series and the implementation

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of a master/feeder structure.  Due to these recent changes, the Trust is required to submit new information in addition to the information it has had to submit on Form N-SAR in the past. The Trust needs additional time to provide this information.

                                PART IV
                            OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification.
    William Sullivan, Jr.                   (516)         467-0200
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          (Name)                        (Area Code)   (Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        /X/ Yes   / / No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
report or portion thereof?                              / / Yes   /X/ No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                 Cadre Institutional Investors Trust
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              (Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date:  December 29, 1998   By:  /s/ William Sullivan Jr.
       -----------------        -----------------------
     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                                ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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